November 24, 2008	QMM: AMEX
QTA: TSX VENTURE
NR-21-08

QUATERRA SECURES AN OPTION TO ACQUIRE THE WILLOW CREEK
PORPHYRY MOLYBDENUM PROSPECT IN MONTANA

VANCOUVER, B.C. – Quaterra Resources Inc. announces that it has secured an option with the Willow Creek Discovery Group, LLC, to acquire 100% of the Willow Creek porphyry molybdenum prospect in southwestern Montana, 40 miles southeast of Missoula and 10 miles northwest of Phillipsburg.

The Willow Creek prospect is located within the prolific northeast-trending Idaho-Montana porphyry belt, which includes major producing mines at Butte, Montana and Thompson Creek, Idaho; and a number of significant molybdenum resources.

One of the most compelling reasons for securing the Willow Creek option is a 1979 core hole drilled by Exxon Minerals to a depth of 1,700 feet in the southeastern part of a large zone of quartz stockwork veining. Assays from this hole are not available, but Darrel Dean, the project geologist at the time and now one of the principals of Willow Creek Discovery Group, recalls and has advised Quaterra, that alteration and quartz stockwork veining increased down hole, with significant molybdenum mineralization beginning at a depth of approximately 1,300 feet and becoming stronger toward the bottom of the hole. Quaterra has, by amendment to the original agreement, now agreed that it will , in a timely fashion (rather than by the originally specified date), drill one core core hole near Exxon’s 1979 core hole to evaluate the significance and accuracy of this recalled molybdenum mineralization.

“The property fits our criteria perfectly,” Says Quaterra President and CEO Tom Patton. “Willow Creek is a North American asset in a major mineral belt where we have the opportunity to earn a 100% interest and make a significant near-term discovery in an area with excellent infrastructure.”

Patton says that the opportunity to work with the Willow Creek Discovery Group, which includes Darrel Dean, John Childs and Phillip Mulholland, was an additional attraction. “Together with Cave Peak, we believe Quaterra now has in its portfolio two of the best molybdenum prospects in North America.”

The Willow Creek property, which includes 129 unpatented federal mining claims, is centered on a five square mile area of strong quartz stockwork veining and quartz-sericite alteration in the Precambrian Mount Shields formation immediately west of the historic Black Pine copper-silver mine.

A total of 354 vein samples collected in 2007-2008* show molybdenum values of 0.02 -0.07% Mo in the area of strongest quartz stockwork veining surrounded by a base metal halo of copper, zinc and lead. Tungsten and fluorine, commonly associated with molybdenum mineralization, are also moderately to strongly anomalous in the target area.

Quaterra has the right, but not the obligation, to earn a 100% interest in the property by making annual advance minimum (AMR) payments to the Willow Creek Discovery Group totaling US$ 2.605 million over a six-year period and issuing 200,000 shares of Quaterra stock. Pending determination whether or not current financial conditions will enable Quaterra to proceed with implementation of the agreement, a good faith payment of $10,000 has been paid to the Willow Creek Discovery Group, but no payments in accordance with the terms of the agreement have yet been made. Application is being made to the relevant exchanges for authority to issue the 200,000 shares of Quaterra stock. A 2% NSR royalty will be payable to Willow Creek Discovery Group upon commencement of production. Additionally, Quaterra will assume AMR payment obligations for a three-claim inlier group optioned by Willow Creek Discovery Group from a third party amounting to US$395,000 over six years plus 2% NSR royalty.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

Quaterra Resources Inc. (AMEX: QMM, TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

*The Willow Creek Discovery Group collected 259 vein samples in 2007 and an additional 95 vein samples in 2008. All samples were provided to Quaterra and were analyzed for Quaterra by ALS Chemex in Vancouver, BC using a conventional 33-element 4 acid ICP-AES procedure.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.